UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               INTELLICAPITAL, INC.
                      -------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                TO BE APPLIED FOR
                                   -----------
                                 (CUSIP NUMBER)

                               305 MADISON AVENUE
                           C/O WILLIAM TAY, SUITE 1166
                                NEW YORK NY 10165
                                 (917) 591-2648
                 -----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 8, 2007
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| 1 |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

William Tay

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| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) |_|

(b) |_|

--------------------------------------------------------------------------------

| 3 |

SEC USE ONLY

--------------------------------------------------------------------------------

| 4 |

SOURCE OF FUNDS*

PF

--------------------------------------------------------------------------------

| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

|_|

--------------------------------------------------------------------------------

| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION
US

--------------------------------------------------------------------------------

| 7 | SOLE VOTING POWER

31,340,000

--------------------------------------------------------------------------------

| 8 | SHARED VOTING POWER

N/A

--------------------------------------------------------------------------------

| 9 | SOLE DISPOSITIVE POWER

31,340,000

--------------------------------------------------------------------------------

| 10 |

SHARED DISPOSITIVE POWER

N/A

--------------------------------------------------------------------------------

| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,340,000

--------------------------------------------------------------------------------

| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A

--------------------------------------------------------------------------------

| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

--------------------------------------------------------------------------------

| 14 |

TYPE OF REPORTING PERSON *

IN

--------------------------------------------------------------------------------

ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of IntelliCapital, Inc. The principal executive offices of IntelliCapital, Inc. are located at c/o William Tay, 305 Madison Avenue, Suite 1166, New York, NY 10165.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by William Tay.

Mr. Tay's business address is at 305 Madison Avenue, Suite 1166, New York, NY 10165. Mr. Tay is the President and Director of IntelliCapital, Inc., a Delaware corporation, and is a private investor.

(d)-(e) During the last five years, Mr. Tay: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tay is a US citizen.

ITEM 3. Source of Amount of Funds or Other Compensation

On January 9, 2007, IntelliCapital, Inc. (the "Company") issued Mr. Tay 31,340,000 restricted shares of its common stock in exchange for incorporation fees and annual resident agent fees in Delaware, and developing our business concept and plan, valued at $3,134.

ITEM 4. Purpose of Transaction

Mr. Tay individually acquired the securities of IntelliCapital, Inc. for investment purposes. Depending on general market and economic conditions affecting IntelliCapital, Inc. and other relevant factors, and at the time of the closing of an acquisition/merger, Mr. Tay may purchase additional securities of IntelliCapital, Inc. or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Tay does not have any plans or proposals which, other than with respect to a-g and j below which may be the result of IntelliCapital, Inc. closing an acquisition as described in its filing on Form 10-SB, relate to or result in:

(a) the acquisition by any person of additional securities of IntelliCapital, Inc., or the disposition of securities of IntelliCapital, Inc.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation;

(c) a sale or transfer of a material amount of assets of IntelliCapital, Inc. or any of its subsidiaries;

(d) any change in the present board of directors or management of IntelliCapital, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of IntelliCapital, Inc.;

(f) any other material changes in IntelliCapital, Inc.'s business or corporate structure;

(g) changes in IntelliCapital, Inc.'s charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of IntelliCapital, Inc. by any person;

(h) causing a class of securities of IntelliCapital, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of IntelliCapital, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) William Tay beneficially owns 31,340,000 shares of Common Stock, $.0001 par value, of IntelliCapital, Inc. The shares of Common Stock beneficially owned by Mr. Tay constitute 100% of the total number of shares of common stock of IntelliCapital, Inc. Applicable percentages are based upon 31,340,000 shares of common stock outstanding as of June 8, 2007.

(b) Mr. Tay has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Tay.

(c) Mr. Tay acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Tay.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None


                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 8, 2007


By: /s/ William Tay
-----------------------------
William Tay